EMPLOYMENT AGREEMENT
EMPLOYMENT AGREEMENT ("Agreement") dated as of November 7, 2013 by and between DynCorp International LLC (the "Company") and Christopher Bernhardt (the "Executive") (each a "Party" and together, the "Parties").
WHEREAS, the Executive is the President; and
WHEREAS, the Parties wish to establish the terms of the Executive's employment as President and supersede and replace any prior employment arrangement.
NOW THEREFORE, in consideration of the premises and mutual considerations herein and for other good and valuable consideration:
1.     Employment and Acceptance. The Company shall employ the Executive, and the Executive shall accept employment, subject to the terms of this Agreement as of the date first written above (the "Effective Date").
2.     Term. Subject to earlier termination pursuant to Section 5 of this Agreement, this Agreement and the employment relationship hereunder shall continue from the Effective Date until the second anniversary of the Effective Date (the "Initial Term") and shall automatically renew for one (I) year intervals thereafter (each, an "Extended Term"). As used in this Agreement, the "Term" shall refer to the period beginning on the Effective Date and ending on the date the Executive's employment terminates in accordance with Section 5 (the "Termination Date"). In the event that the Executive's employment with the Company terminates, the Company's obligation to continue to pay, after the date of termination, Base Salary (as defined below), Bonus (as defined below) and other unaccrued benefits shall terminate except as may be provided for in Section 5.
3.     Duties, Title and Location.
3.1     Title. The Company shall employ the Executive to render exclusive and full-time services to the Company and its subsidiaries. The Executive shall serve in the capacity of President and shall report directly to the Chief Executive Officer ("CEO").
3.2     Duties. The Executive will have such duties, powers and authorities as are commensurate with his position as President and as may be reasonably assigned by the CEO or the Board of Directors of the Company (the "Board") from time to time. The Executive will devote his full working-time and attention (other than due to physical or mental incapacity) to the performance of such duties and to the promotion of the business and interests of the Company and its subsidiaries. The Executive shall be permitted to participate in charitable and civic activities; provided that such activities do not conflict with the Executive's duties under this Agreement or in any way violate Section 6 of this Agreement.
3.3     Location. The Executive shall perform his full-time services to the Company and its subsidiaries currently located at the Company's Ft Worth, Texas locations; provided that the Executive shall be required to travel to other locations from time to time as required by the Company's business.

4.     Compensation and Benefits by the Company. As compensation for all services rendered pursuant to this Agreement, the Company shall provide the Executive the following during the Term:

4.1     Base Salary. The Company will pay to the Executive an annual base salary of $550,000.00, payable in accordance with the customary payroll practices of the Company ("Base Salary"). The Base Salary shall be reviewed by the Board or, if so delegated by the Board, by the Compensation Committee of the Board (the "Compensation Committee") prior to the end of the Initial Term and, if the Agreement is thereafter extended as provided above, on an annual basis, for possible increase but not decrease (such modified Base Salary shall then be referred to for purposes of this Agreement as the "Base Salary").
4.2     Bonus. With respect to each fiscal year during the Term, the Executive shall be eligible to receive an annual bonus (the "Bonus") with a target amount of one hundred percent (100%) of the Base Salary ("Target") and a potential of up to two hundred percent (200%) of Base Salary, to be paid at the discretion of the Board or, if so delegated by the Board, the Compensation Committee based on meeting or exceeding the Company's annual goals. The Bonus for each fiscal year during the Term, if any, shall be payable to the Executive within two and one-half months following the fiscal year to which the Bonus relates. Except as otherwise set forth in Section 5, the Executive must be employed with the Company, and not have given notice of resignation, as of the last day of the fiscal year to which the Bonus relates in order to receive a Bonus.
4.3     Equity. The Executive shall be granted a profits interest (the "Award") in DynCorp Management LLC equal, as of the Effective Date, to 0.75% of the realized appreciation of the Company in excess of certain thresholds set by the Compensation Committee in its sole discretion. The Award shall be subject to the terms and conditions of the limited liability company agreement of DynCorp Management LLC, the profits interest plan (the "Plan") and an award agreement, including terms regarding vesting and forfeiture to be determined by the Board or the Compensation Committee.
4.4     Long Term Cash Incentive. In the event of a Change in Control (as defined below), subject to the Executive's continued employment with the Company through such Change in Control, the Executive shall be eligible to receive a long term cash incentive bonus equal to $1,600,000.00 (the "Cash Incentive Bonus"). The Cash Incentive Bonus shall be paid to the Executive within the sixty (60) day period following such Change in Control (the "Payment Date"). Notwithstanding the foregoing, in the event that Executive's employment is terminated (x) by the Company without Cause (as defined below) or (y) by the Executive for Good Reason (as defined below), in each case, during the period that begins forty-five (45) days prior to the date the Company enters into a definitive agreement that if consummated would result in a Change in Control and ends on the date such Change in Control is consummated, Executive shall continue to be eligible to receive the Cash Incentive Bonus on the Payment Date.
4.5     Participation in Employee Benefit Plans. The Executive shall be entitled, if and to the extent eligible, to participate in all of the applicable benefit plans and perquisite programs of the Company, which are available to other senior executives of tile Company. The Company may at any time or from time to time amend, modify, suspend or terminate any employee benefit plan, program or arrangement for any reason without the

Executive's consent if such amendment, modification, suspension or termination is consistent with the amendment, modification, suspension or termination for other executives of the Company.
4.6     Expense Reimbursement.
(a)     The Executive shall be entitled to receive reimbursement for all appropriate business expenses incurred by him in connection with his duties under this Agreement in accordance with the policies of the Company as in effect from time to time.
(b)     The payment or reimbursement of any expense pursuant to this Section 4.6 in one of the Executive's taxable years shall not affect the amount of the payment or reimbursement of any other expense pursuant to this Section 4.6 in any other of the Executive's taxable years. Any payment or reimbursement for expenses under this Section 4.6 shall in any event be made on or before the last day of the Executive's taxable year following the taxable year in which the expense was incurred.

5.     Termination of Employment.
5.1     By the Company for Cause or by the Executive Without Good Reason. If: (i) the Company terminates the Executive's employment with the Company for Cause (as defined below) or (ii) the Executive terminates his employment without Good Reason upon at least thirty (30) days prior written notice, the Executive shall be entitled to receive the following:
(a)     the Executive's accrued but unpaid Base Salary to the date of termination and any employee benefits that the Executive is entitled to receive pursuant to the employee benefit plans of the Company and its subsidiaries (other than any severance plans) in accordance with the terms of such employee benefit plans;
(b)     expenses reimbursable under Section 4.6 above incurred but not yet reimbursed to the Executive to the date of termination;
(c)     the Executive shall receive payment for all accrued and unused vacation days, payable in accordance with Company policy; and
(d)     the unpaid portion of the Bonus, if any, relating to any year prior to the fiscal year of the Executive's termination, payable in accordance with Section 4.2 above (together with (a), (b) and (c), the "Accrued Benefits").

For the purposes of this Agreement, "Cause" means as determined by a majority vote of the Board, (i) willful and continued failure by the Executive to substantially perform his duties with the Company; (ii) willful conduct by the Executive that causes material harm to the Company, its subsidiaries or affiliates, monetarily or otherwise; (iii) the Executive's felony conviction arising out of on or off-duty conduct occurring during his employment; (iv) willful malfeasance or willful misconduct by the Executive in connection with his duties and (v) material breach by the Executive of this Agreement and/or the Company's policies, which breach, if curable, is not cured within ten (10) days after written notice thereof by the Board.

For the purposes of this Agreement, "Good Reason" means (i) a reduction in Executive's then current Base Salary or Bonus at Target, (ii) the Company's failure to comply with its material obligations under this Agreement, (iii) a substantial diminution of Executive's duties, authority or responsibilities with the Company; provided that neither the merger, sale or acquisition of business units, subsidiaries or assets, nor any similar corporate transaction, shall, by itself, constitute a diminution of duties, authority or responsibilities for purposes hereof, (iv) a change in Executive's reporting relationship following which the Executive does not report to the Chairman of the Board or the Company's Chief Executive Officer, or (v), following a Change in Control, the failure of the Company (or any affiliate) to provide the Executive a long term incentive benefit with an aggregate value substantially not less favorable to the long term incentive benefit (including, but not limited to, the Cash Incentive Bonus and Award) granted to the Executive by the Company or its affiliates. Each of the foregoing events will cease to constitute Good Reason unless Executive gives the Company notice of Executive's intention to resign his position with the Company within sixty (60) days after Executive's knowledge of the occurrence of such event, and the Company shall have thirty (30) days from its receipt of such notice to cure any condition that constitutes Good Reason.
5.2     Due to Death or Disability. If (x) the Executive's employment terminates due to his death or (y) the Company terminates the Executive's employment with the Company due to the Executive's Disability (as defined below), the Executive or the Executive's estate will be entitled to the Accrued Benefits and, subject to the Executive's or his estate's execution without revocation of a valid release agreement, substantially in the form attached hereto as Exhibit A, within forty-five (45) days following the date of termination of the Executive's employment, beginning on the 60th day following such termination, the Executive or the Executive's estate shall receive the severance payments set forth in paragraph
(a)     of this Section 5.2.
(a)     a prorated portion of the Bonus that would have been payable to the Executive through the Termination Date; based on the Company's performance targets being met from the beginning of the fiscal year through the Termination Date, payable when such Bonus is paid to other executives.

For the purposes of this Agreement, "Disability" means the determination by the Company, its subsidiaries or affiliates that, as a result of a permanent physical or mental injury or illness, the Executive has been unable to perform the essential functions of his job with or without reasonable accommodation for (i) 90 consecutive days or (ii) a period of 180 days in any 12-month period.
5.3     By the Company Without Cause or By the Executive for Good Reason. If during the Term, (i) the Company terminates the Executive's employment without Cause (which may be done at any time without prior notice) or (ii) the Executive terminates his employment for Good Reason, the Executive will be entitled to the Accrued Benefits and, subject to the Executive's execution without revocation of a valid release agreement, substantially in the form attached hereto as Exhibit A, within forty-five (45) days following the date of termination of the Executive's employment, the Executive shall receive the severance payments and benefits set forth in paragraphs (a), (b) and (c) of this Section 5.3.
(a)     a prorated portion of the Bonus that would have been payable to the Executive through the Termination Date; based on the Company's performance targets being met from the beginning of the fiscal year through the Termination Date, payable when such Bonus is paid to other executives; and,
(b)     a severance payment equal to two (2) times the Executive's Base Salary, payable in accordance with the normal company payroll process;
(c)     reimbursement on a monthly basis, beginning on the 60th day following the Termination Date, of the cost of continuation coverage of group health coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended ("COBRA"), for a maximum of eighteen (18) months following the Termination Date to the extent the Executive elects such continuation coverage and is eligible and subject to the terms of the plan and applicable law; provided that if the Executive becomes eligible to receive coverage from a new employer he shall cease to be entitled to such reimbursement.

Notwithstanding the foregoing, the Company shall have no obligation to provide the severance payments or benefits set forth above in the event that the Executive breaches any of the provisions of Section 6.
5.4     In Connection With a Change in Control. In the event that there is a Change in Control (as defined below) and Executive's employment with the Company and its subsidiaries terminates either ninety (90) days prior to or within three (3) years following such Change in Control (x) by the Company and any of its subsidiaries without Cause or (y) by Executive for Good Reason, the Executive will be entitled to the Accrued Benefits and, subject to the Executive's execution without revocation of a valid release agreement, substantially in the form attached hereto as Exhibit A, within forty-five (45) days following the date of termination of the Executive's employment, the Executive shall receive the severance payments and benefits set forth in paragraphs (a), (b) and (c) of this Section 5.4.
(a)     a prorated portion of the Bonus that would have been payable to the Executive through the Termination Date; based on the Company's performance targets being met from the beginning of the fiscal year through the Termination Date, payable when such Bonus is paid to other executives; and,
(b)     a lump sum severance payment equal two (2) times the sum of Base Salary plus Bonus at Target, payable on the sixtieth (60th) day following the Termination Date; and
(c)     reimbursement on a monthly basis, beginning on the 60th day following such termination, of the cost of continuation coverage of group health coverage pursuant to COBRA, for a maximum of eighteen (18) months following the Termination Date to the extent the Executive elects such continuation coverage and is eligible and subject to the terms of the plan and applicable law; provided that if the Executive becomes eligible to receive coverage from a new employer he shall cease to be entitled to such reimbursement.

Notwithstanding the foregoing, the Company shall have no obligation to provide the severance payments or benefits set forth above in the event that the Executive breaches any of the provisions of Section 6.

For the avoidance of doubt, in the event the Executive's employment is terminated in accordance with this Section 5.4, the Executive shall not be entitled to any payments or benefits under Section 5.3.
For purposes of this Agreement, "Change in Control" means the first to occur of any of the following events (i) one Person who is not an Investor or an Affiliate of an Investor becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the combined voting power of the then issued and outstanding securities of the Company or the Owner, (ii) a reduction in Investor's beneficial ownership, directly or indirectly, to less than thirty percent (30%) of the combined voting power of the then issued and outstanding securities of the Company or the Owner or (iii) the sale, transfer or other disposition of all or substantially all of the business and assets of the Company or the Owner, whether by sale of assets, merger or otherwise (determined on a consolidated basis), in a single or related series of transactions, to one Person other than an Investor or an Affiliate of an Investor. For purposes of this Agreement, the "Owner" shall mean Defco Holdings, Inc.
For purposes of this Agreement, "Affiliate" means, with respect to any entity, any other corporation, organization, association, partnership, sole proprietorship or other type of entity, whether incorporated or unincorporated, directly or indirectly controlling or controlled by or under direct or indirect common control with such entity.
For purposes of this Agreement, "Investor" means Cerberus Series Four Holdings LLC and Cerberus Partners II, L.P. and their Affiliates.
For purposes of this Agreement, "Person" means a person, as such term is used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (or any successor thereto).
5.5     No Mitigation. The Executive shall be under no obligation to seek other employment after his termination of employment with the Company and the obligations of the Company to the Executive which arise upon the termination of his employment pursuant to this Section 5 shall not be subject to mitigation.
5.6     Removal from any Boards and Position. If the Executive's employment is terminated for any reason under this Agreement, he shall be deemed to resign (i) if a member, from the Board or board of directors of any subsidiary of the Company or any other board to which he has been appointed or nominated by or on behalf of the Company and (ii) from any position with the Company or any subsidiary of the Company, including, but not limited to, as an officer of the Company and any of its subsidiaries.
6.     Restrictions and Obligations of the Executive.
6.1     Confidentiality. (a) During the course of the Executive's service to the Company (prior to and during the Tenn), the Executive has had and will have access to certain trade secrets and confidential information relating to the Company and its subsidiaries and affiliates (the "Protected Parties") which is not readily available from sources outside the Company. The confidential and proprietary information and, in any material respect, trade secrets of the Protected Parties are among their most valuable assets, including but not limited to, their customer, supplier and vendor lists, databases, competitive strategies, computer programs, frameworks, or models, their marketing programs, their sales, financial, marketing, training and technical information, their product development (and proprietary product data) and any other information, whether communicated orally, electronically, in writing or in other tangible forms concerning how the Protected Parties create, develop, acquire or maintain their products and marketing plans, target their potential customers and operate their retail and other businesses. The Protected Parties invested, and continue to invest, considerable amounts of time and money in their process, technology, know-how, obtaining and developing the goodwill of their customers, their other external relationships, their data systems and data bases, and all the information described above (hereinafter collectively referred to as "Confidential Information"), and any misappropriation or unauthorized disclosure of Confidential Information in any form would irreparably harm the Protected Parties. The Executive acknowledges that such Confidential Information constitutes valuable, highly confidential, special and unique property of the Protected Parties. The Executive shall hold in a fiduciary capacity for the benefit of the Protected Parties all Confidential Information relating to the Protected Parties and their businesses, which shall have been obtained by the Executive during the Executive's employment by the Company or its subsidiaries and which shall not be or become public knowledge (other than by acts by the Executive or representatives of the Executive in violation of this Agreement). The Executive shall not, during the period the Executive is employed by the Company or its subsidiaries or at any time thereafter, disclose any Confidential Information, directly or indirectly, to any person or entity for any reason or purpose whatsoever, nor shall the Executive use it in any way, except (i) in the course of the Executive's employment with, and for the benefit of, the Protected Parties, (ii) to enforce any rights or defend any claims hereunder or under any other agreement to which the Executive is a party, provided that such disclosure is relevant to the enforcement of such rights or defense of such claims and is only disclosed in the formal proceedings related thereto, (iii) when required to do so by a court of law or in connection with any administrative proceeding, by any governmental agency or regulatory organization or by any administrative or legislative body (including a committee thereof) with jurisdiction to order him to divulge, disclose or make accessible such information, provided that the Executive shall give prompt written notice to the Company of such requirement (unless directed by governmental or judicial authority not to do so), disclose no more information than is so required, and cooperate with any attempts by the Company to obtain a protective order or similar treatment, (iv) as to such Confidential Information that becomes generally known to the public or trade without his violation of this Section 6.1(a) or (v) to the Executive's spouse, attorney and/or his personal tax and financial advisors as reasonably necessary or appropriate to advance the Executive's tax, financial and other personal planning (each an "Exempt Person"), provided, however, that any disclosure or use of Confidential Information by an Exempt Person shall be deemed to be a breach of this Section 6.1(a) by the Executive. The Executive shall take all reasonable steps to safeguard the Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft. The Executive understands and agrees that the Executive shall acquire no rights to any such Confidential Information.
(b)     All files, records, documents, drawings, specifications, data, computer programs, evaluation mechanisms and analytics and similar items relating thereto or to the Business (for the purposes of this Agreement, "Business" shall be as defined in Section 6.4 hereof), as well as all customer lists, specific customer information, compilations of product research and marketing techniques of the Company and its subsidiaries, whether prepared by the

Executive or otherwise coming into the Executive's possession, shall remain the exclusive property of the Company and its subsidiaries.
(c)     It is understood that while employed by the Company or its subsidiaries, the Executive will promptly disclose to it, and assign to it the Executive's interest in any invention, improvement or discovery made or conceived by the Executive, either alone or jointly with others, which arises out of the Executive's employment. At the Company's request and expense, the Executive will assist the Company and its subsidiaries during the period of the Executive's employment by the Company or its subsidiaries and thereafter (but subject to reasonable notice and taking into account the Executive's schedule) in connection with any controversy or legal proceeding relating to such invention, improvement or discovery and in obtaining domestic and foreign patent or other protection covering the same.
6.2     Cooperation. During the Term and any period thereafter, the Executive shall cooperate fully with any investigation or inquiry by the Company, or any governmental or regulatory agency or body, concerning the Company or its subsidiaries' or affiliates' operations; provided that the Company shall reimburse the Executive for any reasonable expenses incurred during such cooperation.
6.3     Non-Solicitation or Hire. During the Term and, following the termination of the Executive's employment for any reason, for a period of twenty-four (24) months, the Executive shall not (a) directly or indirectly solicit, attempt to solicit or induce (x) any party who is a customer of the Company or its subsidiaries, who was a customer of the Company or its subsidiaries at any time during the twelve (12) month period immediately prior to the date the Executive's employment terminates or who is a prospective customer that has been identified and targeted by the Company or its subsidiaries as of the Termination Date, for the purpose of marketing, selling or providing to any such party any services or products offered by or available from the Company or its subsidiaries, or (y) any supplier to the Company or any subsidiary to terminate, reduce or alter negatively its relationship with the Company or any subsidiary or in any manner interfere with any agreement or contract between the Company or any subsidiary and such supplier or (b) hire any employee of the Company or any of its subsidiaries or affiliates (a "Current Employee") or any person who was an employee of or consultant to the Company or any of its subsidiaries or affiliates during the six (6) month period immediately prior to the date the Executive's employment terminates (a "Former Employee") or directly or indirectly solicit or induce a Current or Former Employee to terminate such employee's employment relationship with the Protected Parties in order, in either case, to enter into a similar relationship with the Executive, or any other person or any entity; provided, however, that nothing in Section 6.3(b) (i) shall be deemed to prohibit general solicitations for employment through advertisements or other means that may be seen by employees of the Company or its subsidiaries or affiliates or (ii) preclude the Executive from employing any person whose employment with the Company or any of its subsidiaries or affiliates was involuntarily terminated.
6.4     Non-Competition. Executive understands that the Company invests significant resources in the training and development of its executives and that in his position as President, he had access to Confidential Information. During the Term and for a period of twelve (12) months following the termination of the Executive's employment for any reason, the Executive shall not, directly or indirectly participate in the ownership (other than through mutual funds or similar forms of investment), control or management of, or be employed as an employee, consultant, advisor or agent of any business, or in any other capacity, for the following companies: : AAR, AECOM, AIRINC, Alsalam, BAE, Boeing, Booz Allen Hamilton, CACI, CCE, General Dynamics, DS2, Kay and Associates, Engility, M-1 , M-7 Aerospace, Panesma, Raytheon Technical Services, SOSi, SESI, Sikorsky, YSE, Lockheed Martin, Northrup Grumman, Honeywell, Excelis, CACI, L-3, PAE, Mantech, SAIC, URS, Flour, or KBR; provided that, upon the Executive's termination of employment, the list of companies may be expanded or reduced, in the reasonable discretion of the Company, to reflect changes in the business of the Company and the persons or entities substantially competing with the Company at such time and such expanded or reduced list of companies shall apply to the extent that the Executive serves in a sales position or an executive position (other than the general counsel, attorney, corporate secretary or chief compliance officer) with respect to any company on such list at any time during the applicable period set forth above.
6.5     Property. The Executive acknowledges that all originals and copies of materials, records and documents generated by him or coming into his possession during his employment by the Company or its subsidiaries are the sole property of the Company and its subsidiaries ("Company Property"). During the Term, and at all times thereafter, the Executive shall not remove, or cause to be removed, from the premises of the Company or its subsidiaries, copies of any record, file, memorandum, document, computer related information or equipment, or any other item relating to the business of the Company or its subsidiaries, except in furtherance of his duties under the Agreement. When the Executive's employment with the Company terminates, or upon request of the Company at any time, the Executive shall promptly deliver to the Company all copies of Company Property in his possession or control.
6.6     Nondisparagement. The Executive agrees that he will not at any time (whether during or after the Term) publish or communicate to any person or entity any Disparaging (as defined below) remarks, comments or statements concerning the Company, Cerberus Capital Management, L.P., their parents, subsidiaries and affiliates, and their respective present and former members, partners, directors, officers, shareholders, employees, agents, attorneys, successors and assigns. "Disparaging" remarks, comments or statements are those that impugn the character, honesty, integrity or morality or business acumen or abilities in connection with any aspect of the operation of business of the individual or entity being disparaged. Notwithstanding the foregoing, nothing in this Section 6.6 shall be construed to preclude truthful disclosures in response to lawful process as required by applicable law, regulation, or order or directive of a court, administrative or legislative body, governmental agency or regulatory organization.
7.     Remedies: Specific Performance. The Parties acknowledge and agree that the Executive's breach or threatened breach of any of the restrictions set forth in Section 6 will result in irreparable and continuing damage to the Protected Parties for which there may be no adequate remedy at law and that the Protected Parties shall be entitled to seek equitable relief, including specific performance and injunctive relief as remedies for any such breach or threatened or attempted breach, without requiring the posting of a bond. The Executive hereby consents to the grant of an injunction (temporary or otherwise) against the Executive or the entry of any other court order against the Executive prohibiting and enjoining him from violating, or directing him to comply with any provision of Section 6. The Executive also agrees that such remedies shall be in addition to any and all remedies, including damages, available to the Protected Parties against him for such breaches or threatened or attempted breaches. In addition, without limiting the Protected Parties' remedies for any breach of any restriction on the

Executive set forth in Section 6, except as required by law, the Executive shall not be entitled to any payments set forth in Sections 5.2, 5.3 or 5.4 hereof if the Executive has breached the covenants applicable to the Executive contained in Section 6, the Executive will immediately return to the Protected Parties any such payments previously received under Sections 5.2, 5.3 or 5.4 upon such a breach, and, in the event of such breach, the Protected Parties will have no obligation to pay any of the amounts that remain payable by the Company under Sections 5.2, 5.3 or 5.4.

8.     Indemnification. The Company agrees at all times during the Executive's employment with the Company and thereafter, to indemnify, defend and hold the Executive, his heirs, estate and legal representatives harmless from any and all claims, liabilities, demands, allegations, causes of action, or other threats, related to and in any way arising out of the services provided by the Executive at the request of the Company, provided, however, that this indemnification shall not apply to acts or omissions that are the result of conduct that would preclude the Executive from receiving indemnification under Section 145 of the Delaware General Corporation Law in effect from time to time. Upon receipt of notice of the assertion of any such claim, liability, demand, allegation, cause of action or other threat, the Company shall pay the Executive the cost of his defense by a counsel mutually acceptable to the Company and Executive, and shall be responsible for the full payment of any judgment including damages or penalties, including punitive damages or penalties, that may be assessed or payable as a result of a settlement to which the Company and the Executive consent, including the deductible portion of any loss covered by Director and Officer Liability Insurance, applicable to similarly situated employees. Nothing herein shall limit the rights of the Executive to the protections afforded by the Directors and Officers Liability Insurance, applicable to similarly situated employees, as in effect from time to time or to such other protections as may be afforded to the Executive under the Company's certificate of formation, bylaws or limited liability company agreement or operating agreement or under any other agreement, policy or procedure. In the event it is ultimately determined that the Executive is not entitled to be indemnified by the Company pursuant to this Section 8, the Executive shall reimburse the Company for such expenses previously paid by the Company on behalf of the Executive.
9.     Other Provisions.
9.1     Notices. Any notice or other communication required or which may be given hereunder shall be in writing and shall be delivered personally, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid or overnight mail and shall be deemed given when so delivered personally, or sent by facsimile transmission or, if mailed, four (4) business days after the date of mailing or one (1) business day after overnight mail, as follows:
(a)     If the Company, to:
3190 Fairview Park Drive
Suite 700
Falls Church, V A 22042
Attention: General Counsel
Telephone: (703) 462-7224
Fax: (571) 722-0253

(b)     If the Executive, to the Executive's home address reflected in the Company's records.
9.2     Entire Agreement. This Agreement contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto, including, without limitation, the Prior Agreement.
9.3     Representations and Warranties. The Executive represents and warrants that he is not a party to or subject to any restrictive covenants, legal restrictions or other agreements in favor of any entity or person which could arguably, in any way, preclude, inhibit, impair or limit the Executive's ability to perform his obligations under this Agreement, including, but not limited to, non-competition agreements, non-solicitation agreements or confidentiality agreements.
9.4     Waiver and Amendments. This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the Parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.
9.5     Governing Law. This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Virginia, without regard to conflicts of laws principles, unless superseded by federal law. IN ADDITION, TO THE EXTENT PERMISSIBLE BY LAW, THE PARTIES AGREE TO WAIVE A TRIAL BY JURY.
9.6     Assignability by the Company and the Executive. This Agreement, and the rights and obligations hereunder, may not be assigned by the Company or the Executive without written consent signed by the other party; provided that the Company may assign its rights and obligations hereunder in connection with a Change in Control.
9.7     Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.
9.8     Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein.
9.9     Severability. If any term, provision, covenant or restriction of this Agreement, or any part thereof, is held by a court of competent jurisdiction of any foreign, federal, state, county or local government or any other governmental, regulatory or administrative agency or authority to be invalid, void, unenforceable or against public policy for any reason, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected or impaired or invalidated. The Executive acknowledges that the restrictive covenants contained in Section 6 are a condition of this Agreement and are reasonable and valid in temporal scope and in all other respects.
9.10     Judicial Modification. If any court determines that any of the covenants in Section 6, or any part of any of them, is invalid or unenforceable, the remainder of such covenants and parts thereof shall not thereby be affected and shall be given full effect, without regard to the invalid portion. If any court determines that any of such covenants, or any part thereof, is invalid or unenforceable because of the geographic or temporal scope of such provision, such court shall reduce such scope to the minimum extent necessary to make such covenants valid and enforceable.
9.11     Tax Withholding. The Company or other payor is authorized to withhold from any benefit provided or payment due hereunder, the amount of withholding taxes due any federal, state or local authority in respect of such benefit or payment and to take such other action as may be necessary in the opinion of the Board to satisfy all obligations for the payment of such withholding taxes.
9.12     Section 409A. The parties hereto intend that all payments and benefits to be made or provided to the Executive will be paid or provided in compliance with all applicable requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), so as not to be subject to the premature income recognition or adverse tax provisions of Code 409A, and the provisions of this Agreement shall be construed and administered in accordance with and to implement such intent. In furtherance of the foregoing, the provisions set forth below shall apply notwithstanding any other provision in this Agreement:
(a)     All payments to be made to the Executive hereunder, to the extent they constitute a deferral of compensation subject to the requirements of Code Section 409A (after taking into account all exclusions applicable to such payments under Code Section 409A), shall be made no later, and shall not be made any earlier, than at the time or times specified herein or in any applicable plan for such payments to be made, except as otherwise permitted or required under Section 409A.
(b)     The date of the Executive's "separation from service," as defined in Code Section 409A (and as determined by applying the default presumptions in Treas. Reg. § 1.409-A-1(h)(1)(ii), shall be treated as the date of the Executive's termination of employment for purposes of determining the time of payment of any amount that becomes payable to the Executive related to the Executive's termination of employment and that is properly treated as a deferral of compensation subject to Code Section 409A after taking into account all exclusions applicable to such payment under Code Section 409A.
(c)     To the extent any payment or delivery otherwise required to be made to the Executive hereunder on account of the Executive's separation from service is properly treated as a deferral of compensation subject to Code Section 409A after taking into account all exclusions applicable to such payment and delivery under Code Section 409A, and if Executive is a "specified employee" under Code Section 409A at the time of the Executive's separation from service, then such payment and delivery shall not be made prior to the first business day after the earlier of (i) the expiration of six (6) months from the date of the Executive's separation from service, or (ii) the date of Executive's disability (as such term is defined in Code Section 409A) or death (such first business day, the "Delayed Payment Date"). On the Delayed Payment Date, there shall be paid or delivered to the Executive or, if the Executive has died, to the Executive's estate, in a single payment or delivery (as applicable) all entitlements so delayed, and in the case of cash payments, in a single cash lump sum, an amount equal to aggregate amount of all payments delayed pursuant to the preceding sentence.
(d)     In the case of any amounts payable to the Executive under this Agreement that may be treated as payable in the form of "a series of installment payments," as defined in Treas. Reg. § 1.409A-2(b)(2)(iii), Executive's right to receive such payments shall be treated as a right to receive a series of separate payments for purposes of Treas. Reg. §1.409A-2(b)(2)(iii).
9.13     280G Parachute Payments. Notwithstanding any other agreement between the Company and the Executive, in the event that any payment or benefits provided to Executive (whether made or provided pursuant to this Agreement or otherwise) constitute "parachute payments" within the meaning of Section 280G of the Code ("Parachute Payments") and would be subject to the tax (the "Excise Tax") imposed by Section 4999 of the Code, then the Executive will be entitled to receive either (A) the full amount of the Parachute Payments, or (B) the maximum amount that may be provided to Executive without resulting in any portion of such Parachute Payments being subject to such Excise Tax, whichever of clauses (A) and (B), after taking into account applicable federal, state, and local taxes and the Excise Tax, results in the receipt by the Executive, on an after-tax basis, of the greatest portion of the Parachute Payments. Any reduction of the Parachute Payments pursuant to the foregoing shall occur in the following order: (1) the Cash Incentive Bonus or any other cash payment under any retention bonus agreement or similar agreement, (2) any cash severance payable by reference to the Executive's base salary and annual bonus; (3) any other cash amount payable to the Executive; (4) any benefit valued as a "parachute payment" (within the meaning of Section 280G of the Code); and (5) acceleration of vesting of any equity award. Any determination required under this Section 9.13 shall be made in writing by the independent public accountants of the Company, whose determination shall be conclusive and binding for all purposes upon the Company and the Executive. For purposes of making any calculation required by this Section 9.13, such accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good-faith interpretations concerning the application of Sections 280G and 4999 of the Code.
[Signatures follow on next page.]

IN WITNESS WHEREOF, the Parties hereto, intending to be legally bound hereby, have executed this Agreement as of the day and year first above mentioned.

EXECUTIVE

/s/ Christopher Bernhardt
Name:	Christopher Bernhardt

DYNCORP INTERNATIONAL LLC

By:	/s/ Steve Gaffney
Name:	Steve Gaffney
Title:	Chief Executive Officer

EXHIBIT A
Exhibit A

GENERAL RELEASE AGREEMENT
This Release (the "Release") is made as of this ___ day of __________20__ , between DynCorp International LLC (the "Company") and (the "Executive").
1.Release. In consideration of the severance payments and other post-employment benefit obligations of the Company set forth in the employment agreement between the Company and the Executive, dated as of _______________, 20__ (the "Employment Agreement"), and other good and valuable consideration to which the Executive agrees the Executive would not otherwise be entitled, the Executive hereby releases the Company, their affiliates and their respective present and former partners, directors, officers, principals, shareholders, members, employees, agents, attorneys, successors and assigns (together, the "Released Parties"), from any and all claims, charges, manner of actions and causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, agreements, judgments, and demands whatsoever, which the Executive, or the Executive's heirs, executors, administrators and assigns have, or may hereafter have against the Released Parties arising out of or by reason of any cause, matter or thing whatsoever, whether known or unknown, fixed or contingent, liquidated or unliquidated, from the beginning of the world to the date hereof, including without limitation any and all matters relating to the Executive's employment by the Company and the termination thereof, the Employment Agreement, the Executive's compensation, expenses, employee benefits, and all matters arising under any federal, state or local statute, rule or regulation or principle of contract law or common law in the United States or any other jurisdiction, including, but not limited to, claims arising under [the Age Discrimination in Employment Act, 29 U.S.C. § 621 et seq.,] Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000 et seq., the Americans with Disabilities Act of 1990, 42 U.S.C. § 12101 et seq., the Employee Retirement Income Security Act of 1974, 29 U.S.C. § 1001 et seq., and the Family and Medical Leave Act of 1993, 29 U.S.C. § 2601 et seq., all as amended. Notwithstanding the foregoing, nothing in this Release shall affect any vested employee benefits to which the Executive may be entitled under any existing employee benefit plans of the Company, nor shall anything in this Release (i) affect the Executive's rights to indemnification pursuant to the Employment Agreement or the Company's certificate of formation, bylaws or limited liability company agreement or operating agreement or under any other agreement or policy or procedure, by-laws, policies and procedures or insurance policies, (ii) affect the Executive's right to reimbursement of expenses under the Employment Agreement or under the Company's procedures for the reimbursement of expenses, or (iii) waive any claim that may arise after the date that the Executive signs this Release (including, without limitation, any such claims for breach of the Employment Agreement).
2.No Pending Claims. Executive represents and warrants that the Executive does not presently have on file, and further represents and warrants that the Executive will not hereafter file, any claims, grievances or complaints against the Released Parties in or with any court, or before any other tribunal or panel or arbitrators, public or private, based upon any actions and causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, agreements, judgments, charges, claims, and demands whatsoever against any Released Party relating to the Executives employment by the Company or its affiliates, the Executive's termination of employment thereof and the Employment Agreement, except to the extent any such claims arise after the date that the Executive signs this Release.
3.     Non-Admission; Inadmissibility. The execution of this Release and the performance of its terms (i) does not constitute an admission by the Company of any unlawful tortious action or any violation of any contract or any federal, state or local decisional law, statute, regulation or constitution, and the Company specifically denies any such wrongdoing or violation, and (ii) shall in no way be construed to be an admission of liability by either the Executive or the Company with respect to any claims, disputes or controversies between the Executive and the Company. This Release is entered into solely to resolve all matters related to or arising out of the Executive's employment with and the cessation thereof, and its execution and implementation may not be used as evidence, and shall not be admissible in a subsequent proceeding of any kind, except one alleging a breach of this Release.

4.     Representations. The Executive represents and warrants that the Executive fully understands the terms of this Release and that the Executive knowingly and voluntarily, of the Executive's own free will without any duress, being fully informed and after due deliberation, accepts its terms and signs the same as the Executive's own free act. The Executive further represents and warrants that, except as set forth herein, no promises or inducements for this Release have been made, and the Executive is entering into this Release without any reliance upon any statement or representation by any of the Released Parties or any other person concerning any fact material hereto. The Executive understands that as a result of entering into this Release, the Executive will not have the right to assert that the Company unlawfully terminated the Executive's employment or violated any rights in connection with such employment.
5.     Effective Date.
5.1     The Executive acknowledges that the Company has provided the Executive with at least twenty-one (21) days from the date upon which this Release is first delivered to the Executive within which to consider the terms and effect oft his Release and return an executed copy to the Company. The Executive agrees that any changes to this Release from the time it was first offered to the Executive, whether material or immaterial, do not restart the running of the twenty-one (21) day period. If the Executive elects to execute this Release before the expiration of the twenty-one (21) day period, the Executive acknowledges that the Executive has chosen, of the Executive's own free will without any duress, to waive the Executive's right to the full twenty-one (21) day period.

5.2     The Executive has seven (7) days following the date the Executive executes this Release during which to revoke it, by notifying in writing __________ at _____________. This Release will not be effective until the eighth (8th) day following the Company's receipt of the valid Release signed by the Executive.
5.3     The Company hereby advises the Executive to consult with an attorney prior to signing this Release.]
6. Survival of Certain Provisions. The Executive acknowledges and agrees that Sections 6, 7 and 9 of the Employment Agreement remain in full force and effect and survive the termination of the Executive's employment with the Company.

7.     Governing Law. This Release is subject to, and incorporates by reference, Section 9.5 of the Employment Agreement.
IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have executed this Release as of the day and year first written above.

DYNCORP INTERNATIONAL LLC

By:	Name: Executive
Title: